Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

March 31, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:
Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A of DWS Equity Dividend Fund, DWS Large Cap Value Fund, DWS Mid Cap Value Fund and DWS Small Cap Value Fund (each a “Fund” and collectively the “Funds”), each a series of DWS Value Series, Inc. (Reg. Nos. 033-18477, 811-05385)

Dear Ms. Gordon,

This letter is being submitted on behalf of the Funds in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on March 17, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on January 31, 2014.

The Staff’s comments are restated below followed by the Funds’ responses.

DWS Equity Dividend Fund

1.
Comment: Under “Principal Investment Strategy” in the Fund’s prospectus, the “Main investments” subsection indicates that the Fund may invest up to 20% of total assets in foreign securities.  How would portfolio management select foreign securities for investment?

Response:  Portfolio management anticipates that foreign holdings will result from corporate actions, for which no separate selection process is involved.  Other securities of non-US companies would be selected using similar criteria to that used to select securities of US-based companies.

2.	Comment: Will the Fund invest to a material extent in emerging markets securities? If so, consider adding relevant risk disclosure.

Response: The Fund does not anticipate investing in emerging markets to a material extent.

3.	Comment: Please clarify whether the Fund can include convertible debt securities within the 80% investment policy if such convertible debt was in the money when purchased.

Response:  The Fund does not anticipate investing to a material extent in convertible debt.  However, convertible securities are generally included within the Fund’s 80% investment policy.

DWS Large Cap Value Fund

1.
Comment: The “Main investments” subsection of the Fund’s prospectus indicates that among the stocks that portfolio management considers to be undervalued are “typically companies that have been sound historically, but are temporarily out of favor.”  Please clarify with whom the companies are temporarily out of favor.

Response: The noted language has been changed to say “. . .but are temporarily out of favor with the market.”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum
Vice President & Counsel

cc.  John Marten, Vedder Price P.C.

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